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                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION            2-78335-NY
                            Washington, D.C. 20549                   -------
                                                                   CUSIP NUMBER
                                 FORM 12b-25                       466900-30-5

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: June 30, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

J R Consulting, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

c/o Broad and Cassel, 201 S. Biscayne Boulevard, Suite 3000
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Miami, Florida 33131
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), [Paragraph 23,047], the following should be completed. (Check box if appropriate)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No.
                 34-26589 (Paragraph 72,435), effective April 12, 1989, 54
                 F.R. 10306.]


 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (Paragraph 72,439), effective August 13, 1992, 57 FR 36442.]

                         See Attached Extra Sheet No. 1
                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/93)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         William C. Phillippi, Esq.         305                 373-9428
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). See Attached Extra Sheet No. 1 [ ] Yes [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attached Extra Sheet No. 1
--------------------------------------------------------------------------------

                             J R Consulting, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     September 29, 1997            By /s/ Peter Zachariou
    -----------------------------      ----------------------------------------
                                          Peter Zachariou, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter). [Added in Release No. 34-31905 (Paragraph 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (Paragraph 85,475),
         effective January 30, 1995, 59 F.R. 67752].

                           Attached Extra Sheet No. 1
                           --------------------------

Part III Narrative - On March 1, 1996, Prima Eastwest Model Management, Inc., a California corporation ("Prima"), became a wholly-owned subsidiary of the Company. Because of accounting problems discovered at Prima after the Company acquired it, the Company is unable to file the Form 10-KSB for the fiscal year ended June 30, 1997 (the "1997 Form 10-KSB"), within the prescribed period. In the fall of 1996, the Company began reconstructing Prima's accounting records for the period from March 1, 1996, the date upon which Prima became a subsidiary of the Company. The reconstruction of those records is nearly complete. At the same time, the Company is instituting revised accounting systems and internal controls in order to prevent a recurrence of similar accounting problems at Prima.

Explanation for Item 2, Part IV -

      (1) Form 8-K dated September 12, 1995 - The Company is still awaiting the requisite financial statements that need to be filed supplementally with respect to the acquisition described in the Form 8-K.

      (2) Form 8-K dated March 1, 1996 - The Company is still awaiting the requisite financial statements that need to be filed supplementally with respect to the acquisition described in the Form 8-K.

      (3) Form 10-KSB for the fiscal year ended June 30, 1996 (the "1996 Form 10-KSB"), and Forms 10-QSB for the fiscal quarters ended September 30 and December 31, 1996, and March 31, 1997 (collectively, the "Fiscal 1997 Forms 10-QSB") - Because of accounting problems discovered at Prima after the Company acquired it, the Company was unable, beginning with its Form 10-QSB for the fiscal quarter ended March 31, 1996 (the "March 1996 Form 10-QSB"), to file timely the periodic reports required to be filed with the Securities and Exchange Commission (the "SEC") by the Securities Exchange Act of 1934 (the "Exchange Act"). At the date of filing this form, the Company had filed its Form 10-QSB for the fiscal quarter ended March 31, 1996. The Company currently expects to file its 1996 Form 10-KSB by September 30, 1997, all of its Fiscal 1997 Forms 10-QSB in the near future, and its 1997 Form 10-KSB within the additional time permitted by the filing of this Form 12b-25.

Explanation for Item 3, Part IV - The Company will be filing its 1996 Form 10-KSB by September 30, 1997. Therefore, any comparison between the results for the fiscal year ended June 30, 1996, to the results for the fiscal year ended June 30, 1997, is premature at this time.